[Letterhead of Booz Allen Hamilton]
June 28, 2013
Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:    Booz Allen Hamilton Holding Corporation
Form 10-K for the Fiscal Year Ended March 31, 2013 Filed May 23, 2013
File No. 001-34972

Dear Mr. Gordon:
This letter is in response to your comment letter, dated June 14, 2013, to Booz Allen Hamilton Holding Corporation (the “Company”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended March 31, 2013 filed May 23, 2013 General

1.
We note that you paid two special cash dividends in the last fiscal year, one for $1.50 per share and one for $6.50 per share, in addition to your regular quarterly dividends. In future Exchange Act periodic reports, please consider adding disclosure regarding your dividend strategy, particularly as it relates to special dividends.

The Company acknowledges the Staff's comment and will consider adding disclosure regarding its dividend strategy, particularly as it relates to special dividends, to the discussion of liquidity in the Management's Discussion and Analysis section of its future Exchange Act periodic reports.

Consolidated Statements of Operations, page F-4

1.
We note your presentation dividends per share on the face of the income statement. Please tell us how you considered ASC 260-10-45-5, which states any per share data not specifically contemplated in that Subtopic should be disclosed in the notes to the financial statements only.

The Company acknowledges the accounting guidance cited by the Staff and, for annual fiscal periods in future periods, will disclose dividends per share in the footnotes to its consolidated financial statements only. The Company respectfully advises the Staff that it views disclosure regarding dividends declared per share as useful information for investors, particularly given the two large special dividends paid during the last fiscal year, and, as such, determined that it would be in the interests of the Company's investors to prominently present that information on the face of the income statement.
Note 2. Summary Significant Accounting Policies, page F-8

2.	With respect to your revenue recognition policy relating to executive compensation, please clarify to us whether this accounting policy is consistent with prior years.
The Company respectfully advises the Staff that its revenue recognition policy relating to executive compensation is consistent with its policy in prior years.
Note 11. Debt, page F-17

3.
We note your disclosure on page 31 that your senior secured credit agreement significantly restricts the ability of your subsidiaries to pay dividends or otherwise transfer assets to you. Please explain to us how you considered the disclosure required by Rule 4-08(e)(3) and Rule 5-04 Schedule I of Regulation S-X.

The Company respectfully advises the Staff that the restricted net assets (as defined under 4-08(e)(3) under Regulation S-X) of consolidated and unconsolidated subsidiaries and the Company's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together did not exceed 25 percent of the Company's consolidated net assets as of March 31, 2013 (the company's most recently completed fiscal year). As such, the Company did not provide disclosure that would have been responsive to 4-08(e)(3)(i) and (ii) under Regulation S-X in the footnotes to the Company's financial statements for the fiscal year ended March 31, 2013. Similarly the Company respectfully advises the Staff that its restricted net assets (as defined under 4-08(e)(3) under Regulation S-X) of consolidated subsidiaries did not exceed 25 percent of the Company's consolidated net assets as of March 31, 2013. As such, the Company did not include Schedule I of 5-04 under Regulation S-X in its financial statements for the fiscal year ended March 31, 2013. The Company's credit agreement contains limits on the amount of cash that our subsidiaries can pay to the Company; however, these limits do not trigger the disclosure requirements under 4.08(e)(3) under Regulation S-X. The Company also advises the Staff that it will consider the staff's comment in connection with its regular review of and updates to the disclosure contained in its quarterly and annual filings.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (703) 902-4700.
Regards,
/s/ Samuel R. Strickland
Samuel R. Strickland

cc:    Jorge L. Bonilla
Erin Martin
Angela McHale
Securities and Exchange Commission
Matthew E. Kaplan
Debevoise & Plimpton LLP
Chris Caffrey
Ernst & Young LLP